SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2004

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes |_|    No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ________


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Exhibit 1         Cautionary Statement for the Purposes of the "Safe Harbor"
                  Provisions of the Private Securities Litigation Reform Act of 1995.

Exhibit 2 March 18, 2004 Press Release Announcing that Futuremedia PLC's Annual General Meeting Takes Place - The Board of Directors was Re-Elected and Further Guidance was Given.


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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC, an English public
limited company

By: /s/ Mats Johansson
   --------------------------------
Mats Johansson
Chief Executive Officer

Date: March 18, 2004


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

                                    EXHIBIT 1


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  CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE
               PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

Certain statements in this filing constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, discussions concerning the Company's strategic direction and new product introductions and developments. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance of the Company to differ materially from results or performance expressed or implied in such forward looking statements. Such factors include, without limitation, the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the company to develop and successfully market new products, rapid technological change and competition, as well as other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained herein speak only as of the date of this filing. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in its expectations or any change in events, conditions or circumstance on which any such statement is based.


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

                                    EXHIBIT 2


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PRESS RELEASE
                        Futuremedia Plc's AGM Takes Place
                    Board Re-Elected, Further Guidance Given

BRIGHTON, ENGLAND--Mar 18, 2004 -- E-Learning solutions provider Futuremedia Plc (NasdaqSC:FMDAY) (www.futuremedia.co.uk) today held its Annual General Meeting. The meeting represented a quorum, and 10,190,170 proxy votes were received.

The Meeting received and approved the Report of Directors and Audited Accounts for the year ending 30 April 2003. These have been filed previously with the US Securities and Exchange Commission (SEC).

During the meeting the following Members of the Board were re-elected: Mr Jan Vandamme, Chairman, Mr Carl Kleman, Mr David Bailey, Mr Cees Wit, Mr Mats Johansson. Messrs BDO Stoy Hayward were reappointed as Auditors.

A Special Resolution was adopted to strike Article 97 from the Articles of Association. Article 97 required that neither the Company nor any of its subsidiaries would acquire or realise assets without the approval of the Company in General Meeting, if such approval would have been required if any shares had been listed on the London Stock Exchange.

A resolution was adopted authorising the Directors to fix the remuneration of the Auditors.

Mr Mats Johansson, CEO of Futuremedia, gave a presentation during which, after an overview of Futuremedia's history, he made the following remarks: "We operate in the learning market in which the technology segment is growing rapidly. There is no clear market leader in this segment yet. With a European base and perspective we aim to be the European market leader in terms of revenue, return, recognition and reputation. Our financial performance has greatly improved over the last years, bringing us to the point where we are now cash flow positive, have no debt, and have sufficient free cash flow to fund further important growth. During the current quarter, Q4 of fiscal 2004, which ends on 30 April, we are expecting considerable growth compared to Q3. We are further aiming to continue significant revenue and EBITDA growth into fiscal 2005, although due to the seasonality of a number of our contracts, and other factors, quarter on quarter growth rates might fluctuate."

"During fiscal 2003 we went through a very challenging restructuring process. Thanks to the unstinting dedication of staff and management, supported by our inspiring and persistent Board Members, we have turned the situation around. The financial results in recent quarters, and the very bright outlook we perceive, should also gratify the shareholders who have stood by us," remarked Mr Jan Vandamme, Chairman.

The slides used during Mr Johansson presentation can be found on Futuremedia's website www.futuremedia.co.uk. The Annual Report (SEC Form 20F) for fiscal 2003 can also be found on this website.


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About Futuremedia

Futuremedia plc (est. 1983) is a Solutions Provider in the growing e-learning market with 20 years experience in the interactive media field supplying products and services to industrial and commercial business sectors and government, mainly in the UK and Continental Europe.

The Company has a proven track record in providing knowledge and learning via Solstra, its proprietary Learning Management System which in its largest application has a capacity for 240,000 users.

Futuremedia's customers include Britvic, BT, BUPA, Channel Four, Daimler Chrysler, GSK, Hilton International, IDEA, UK National Health Service, Royal Mail and Syngenta. In delivering its solutions, the Company is partnering with Centra Software, Fujitsu-Siemens, Microsoft, Thompson NETg and Skillsoft.

"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of
1934:

This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include discussions concerning the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the Company to sustain revenue growth and to trade profitably, to develop and successfully market new products, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

Contact:
     Press information:
     Kay Phelps
     The PR Department for Futuremedia
     kay.phelps@theprdepartment.net
     T: +44 1932 761889
     M: +44 7710 043244

     Investor relations queries:
     Mats Johansson, CEO
     ir@futuremedia.co.uk
     T: +44 1273 829700


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